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EXHIBIT 21.1

Subsidiaries of Force Protection, Inc.

Name of Subsidiary	Jurisdiction	Ownership Percentage
Force Protection Technologies, Inc.	Nevada	100%
Force Protection Industries, Inc.(1)	Nevada	100%
• Force Protection Europe Limited(2)	England & Wales	100%
• Force Protection Australasia Pty Ltd.	Australia	100%
• Integrated Survivability Technologies Limited	England & Wales	50%
Force Dynamics LLC	Delaware	50%

(1)
Force Protection Industries, Inc. has one subsidiary Force Protection Europe Limited, of which it owns 100%.

(2)
Force Protection Europe Limited has two subsidiaries, Force Protection Australasia Pty Ltd., of which it owns 100% and Integrated Survivability Technologies, Limited of which it owns 50%.

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  EXHIBIT 21.1